SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, March 26, 2018

4Q17 and 2017 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM & FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the year 2017 and the fourth quarter of 2017 (4Q17) in Brazilian Reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's fourth quarter of 2017 (4Q17) and 2017 consolidated results and comparisons refer to the third quarter of 2017 (3Q17), fourth quarter of 2016 (4Q16) and 2016. The Real/U.S. Dollar exchange rate was R$ 3.3080 on December 31, 2017 and R$ 3.1680 on September 30, 2017.

2017 financial and operating highlights

•         Generation of EBITDA adjusted of R$ 4,645MM, an increase of 14% over 2016, with EBITDA margin of 23.8%, 1.3 p.p. higher than in the previous year, due to better performance in the steel and mining segments.

•         Steel segment EBITDA adjusted reached R$ 2,116 million, 12% up on 2016, with a 14% increase in steel prices in domestic and foreign markets.

•         Higher flat rolled production of 15% in 2017.

•         Mining EBITDA adjusted reached R$ 1,947MM, 11% up on 2016, with highlight for the higher average price in 2017.

•         Leverage reduction of 0.66x, closing the year at 5.66x against 6.34x in 2016, due to higher EBITDA adjusted generation.

•         Financial cycle narrowing by 11 days in despite the 8% evolution in net revenue, working capital in the order of R$ 2,919MM.

•         Reduction in General and Administrative Expenses of 20% year-over-year.

•         Reduction in Financial Expenses (ex-variation) of R$ 541 million in the year.

•         Net Income of R$ 111MM in 2017, compared to a loss of R$ 853MM in the previous year.

4Q17 financial and operating Highlights

•         Generation of EBITDA of R$ 1,203MM, with EBITDA margin of 22.9%.

•         EBITDA from steel operations reached R$ 713MM, with adjusted EBITDA margin of 20.8%, the best quarter of the last three years, 7.1 p.p. higher than in 3Q17 and average steel price 4% higher.

•          Mining segment Adjusted EBITDA reached R$ 351MM, accompanied by margin of 29.8%, considering lower Platts average (-8%) and higher freight (+23%), when compared to the previous quarter.

•         Higher iron ore third party sales of 26%, compared to the previous quarter.

For more information, visit our website: www.csn.com.br/ir

Highlights	4Q16	3Q17	4Q17	2016	2017	Variation
4Q17	x	4Q16	4Q17	x	3Q17	2017	x	2016

Steel Sales (thousand ton.)	1,187	1,301	1,253	4,858	4,922	6%	(4%)	1%
- Domestic Market	735	802	770	2,784	2,841	5%	(4%)	2%
- Subsidiaries Abroad	400	425	401	1,815	1,768	0%	(6%)	(3%)
- Export Trade	52	74	82	258	313	59%	12%	21%

Iron Ore Sales (thousand ton.)	9,191	7,953	9,561	36,983	32,576	4%	20%	(12%)
- Domestic Market	1,264	1,321	1,236	4,120	5,211	(2%)	(6%)	26%
- Foreign market	7,927	6,632	8,325	32,863	27,365	5%	26%	(17%)

Consolidated Results (R $ million)
Net Revenue	4,519	4,810	4,993	17,149	18,525	10%	4%	8%
Gross Profit	1,349	1,213	1,413	4,509	4,928	5%	17%	9%
Adjusted EBITDA¹	1,249	1,213	1,203	4,075	4,645	(4%)	(1%)	14%

Adjusted Net Debt²	25,831	25,717	26,268	25,831	26,268	2%	2%	2%
Cash / Cash Equivalents²	5,762	4,358	4,328	5,762	4,328	(25%)	(1%)	(25%)
Net Debt / Adjusted EBITDA	6.34x	5.48x	5.66x	6.32x	5.66x	(0.68x)	0.17x	(0.66x)

¹ Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 60% stake in Namisa, 33.27% in MRS and 50% in CBSI until November/15 and 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December/15.

² Adjusted Net Debt and Adjusted Cash Position account for 33.27% stake in MRS, 60% in Namisa and 50% in CBSI until November/15. As of December 15, these lines include the 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, and exclude Forfaiting and Debtor Risk operations.

CSN´s Consolidated Result

•          Net Revenue in 2017 and in 4Q17 totaled R$ 18,525 million and R$ 4,993 million, 8% and 4% higher than those recorded in 2016 and 3Q17, respectively. The improvement in performance was due to the increase in steel product prices, while the increase in the mining segment was due to the higher price of iron ore.

•         In 2017, the cost of goods sold totaled R$ 13,596 million, 8% up on 2016, due to the higher prices of coal (26%) and iron ore (22%). In 4Q17, COGS totaled R$ 3,580 million, remaining flat over the previous quarter.

•         In 2017, the gross profit totaled R$ 4,928 million, 9% up on 2016. In 4Q17, gross profit totaled R$ 1,413 million, 17% higher than in 3Q17. Gross margin increased 3.1 p.p. when compared to 3Q17 and came to 28.3%, due to better steel prices.

•         In 2017, the selling, general and administrative expenses totaled R$ 2,231 million, 1% up on 2016, below the growth of net revenue in the same comparison basis. Selling expenses increased 7%, while general and administrative expenses decreased 20%.

•         In 2017, the other operating income and expenses line reached a positive value of R$ 177 million, mainly as a result of the gain recorded from the recognition of inflationary compensation from judicial discussions.

•         In 2017, the net financial result was negative by R$ 2,464 million. The financial expenses (ex-exchange variation) fell sharply in the period, due to the fall in the Selic rate, presenting a R$ 541 million reduction. In 4Q17, net financial result was negative by R$ 860 million, due to the appreciation of the U.S. dollar against the real (+4.4%) in the quarter, generating negative exchange variation in the amount of R$ 427 million, partially offset by hedge accounting positions.

For more information, visit our website: www.csn.com.br/ir

Financial Result (R $ million)	4Q16	3Q17	4Q17	2016	2017
Financial Results	(677)	(278)	(860)	(2,522)	(2,464)
Financial income	115	71	48	638	266
Financial expenses	(792)	(348)	(908)	(3,160)	(2,730)
Financial Expenses (ex-exchange variation)	(813)	(629)	(683)	(3,283)	(2,742)
Result w/Exchange Variation	21	280	(225)	123	12
Monetary and Exchange Variations	5	473	(427)	2,013	(107)
Hedge Accounting	17	(202)	202	(1,084)	91
Derivatives result	(2)	10	-	(807)	28

The Financial result includes stakes of 100% in CSN Mining, 37.27% in MRS and 50% in CBSI, as of December/15.

•         CSN´s equity result was positive by R$ 109 million in 2017, compared R$ 65 million recorded in 2016. This result was chiefly influenced by the better results in MRS and a strong reduction in losses from equivalence in the TLSA.

Share of profits (losses) of investees (R$ million)	4Q16	3Q17	4Q17	2016	2017	Variation
4Q17	x	3Q17	4Q17	x	4Q16	2017	x	2016
MRS Logística	20	54	25	156	172	(54%)	25%	10%
CBSI	1	1	-	3	2	(100%)	(100%)	(33%)
TLSA	(35)	(11)	(2)	(52)	(21)	(82%)	(94%)	(60%)
Arvedi Metalfer BR	-	-	(5)	1	(4)	-	-	-
Eliminations	(9)	(6)	(8)	(43)	(39)	33%	(11%)	(9%)
Share of profits (losses) of investees	(24)	38	11	65	109	(71%)	-	68%

•          In 4Q17, the Company recorded net income of R$ 378 million, against net income of R$ 256 million in 3Q17. In 2017, CSN registered net income of R$ 111 million, compared to the net loss of R$ 853 million recorded in 2016.

Adjusted EBITDA (R$ million)	3Q17	4Q17	2016	2017	Variation
4Q17	x	3Q17	2017	x	2016
Net Income (loss) for the period	256	378	(853)	111	48%	-
(-) Profit (loss) from Discontinued Operations	-	-	10	-	-	(100%)
(-) Depreciation	344	319	1,279	1,409	(7%)	10%
(+) Income Tax and Social Contribution	128	(1)	267	409	-	53%
(+) Financial result, net	278	860	2,522	2,464	209%	(2%)
EBITDA (ICVM 527)	1,006	1,556	3,224	4,393	55%	36%
(+) Other Operating Income (Expenses)	98	(473)	413	(177)	-	-
(+) Equity accounting result	(38)	(11)	(65)	(109)	(71%)	68%
(-) Proportionate EBITDA of the JV’s	147	132	502	538	(10%)	7%
Adjusted EBITDA¹	1,213	1,204	4,075	4,645	(1%)	14%

¹The Company discloses its adjusted EBITDA excluding stake in investees and other operating revenue (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         In 2017, the Adjusted EBITDA totaled R$ 4,645 million, against R$ 4,075 million in 2016, an increase of 14% due to the higher contribution in the mining and steel segments. Adjusted EBITDA reached R$ 1,203 million in 4Q17, versus R$ 1,213 million in the previous quarter, while adjusted EBITDA margin reached 22.9%, flat when compared to the previous quarter.

For more information, visit our website: www.csn.com.br/ir

Adjusted EBITDA Margin is calculated based on Adjusted EBITDA divided by adjusted net revenue, which includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, as of December/15.

Debt

On December 31, 2017, consolidated net debt reached R$ 26,268 million, while net debt/EBITDA, based on LTM adjusted EBITDA, reached 5.66x.

 Foreign Exchange Exposure

The net FX exposure of our consolidated balance sheet was US$ 2,025 million on December 31, 2017, as shown in the table below. It should be noted that within the net FX exposure, a liability of US$ 1.0 billion is included in the Loans and Financing line related to the Perpetual Bond, which, due to their nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The Hedge Accounting adopted by CSN correlates the projected exports inflow in dollars with part of the scheduled debt payments in the same currency. As a result, the exchange variation of the dollar-denominated debt is temporarily booked in shareholders' equity, flowing through P&L when revenues in USD from exports occur.

For more information, visit our website: www.csn.com.br/ir

Foreign Exchange Exposure	9/30/2017	12/31/2017
amounts in million US$	IFRS
Cash	846	777
Accounts Receivable	387	311
Others	3	3
Total assets	1,236	1,091
Loans and Financing	(4,329)	(4,333)
Suppliers	(37)	(98)
Other Liabilities	(5)	(4)
Total Liabilities	(4,370)	(4,434)
	-	-
Foreign Exchange Exposure (Assets - Liabilities)	(3,135)	(3,343)
Derivatives Contracts Liquids	-	-
Cash Flow Hedge Accounting	1,393	1,318
Net exchange exposure	(1,742)	(2,025)
Perpetual	1,000	1,000
Net exchange exposure ex Bond	(742)	(1,025)

Capex

R$ 344 million were invested in 4Q17 and R$ 1,065 million in 2017, a reduction of 35% on the year-over-year basis, due to the end of the investments of the Arcos (Cement) operation. Currently, the investments are aimed at maintaining the operations, with emphasis on the steel segment.

Investment (R$ million)	1Q17	2Q17	3Q17	4Q17	2017
Steel	92	102	119	168	481
Mining	60	106	115	97	378
Cement	24	20	34	40	118
Logistics	13	11	19	33	76
Others	0	0	6	6	12
Total Investment	190	239	293	344	1,065

Working Capital

To calculate Working Capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: excludes Dividends receivable, Advances to employees and Other Credits;

•         Inventories: includes Estimated Losses and excludes the Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

•         Taxes Payable: Composed of the Current Liabilities account Taxes Payable plus Taxes in Installment;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

As a result, Working Capital applied to the Company´s businesses totaled R$ 2,919 million in 4Q17. The financial cycle was reduced in 11 and 6 days, in relation to 4Q16 and 3Q17, respectively, demonstrating efficient working capital management.

Working Capital (R$ million)	4Q16	3Q17	4Q17	Variation
4Q17	x	3Q17	4Q17	x	4Q16
Assets	5,210	5,868	5,986	118	776
Accounts Receivable	1,905	2,127	2,197	70	292
Inventory turnover	3,251	3,545	3,783	238	532
Advance to Taxes	54	196	6	(190)	(48)
Liabilities	2,340	2,933	3,067	134	727
Suppliers¹	1,763	2,250	2,461	211	698
Salaries and Social Contributions	254	296	252	(44)	(1)
Taxes Payable	232	279	286	7	53
Advances from Clients	91	108	69	(40)	(22)
Working Capital	2,870	2,935	2,919	(16)	49

Turnover ratio (days)	4Q16	3Q17	4Q17	Variation
4Q17	x	3Q17	4Q17	x	4Q16
Receivables	35	37	34	(3)	(1)
Supplier Payment	51	61	62	1	11
Inventory turnover	94	97	95	(2)	1
Cash Conversion Cycle	78	73	67	(6)	(11)

¹Drawee risk and Forfaiting are settled in 2016.

For more information, visit our website: www.csn.com.br/ir

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy. The main assets and/or companies comprising each segment are presented below:

As of 2013, the Company no longer reports the proportional consolidation of its jointly-owned investees Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly- owned subsidiaries, as historically presented. For the purpose of reconciliation of CSN´ consolidated results, these companies´ results are eliminated in the "Corporate/ elimination expenses" column.

As of the end of 2015, after the combination of CSN´s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes the totality of this new company´s information.

For more information, visit our website: www.csn.com.br/ir

Results 2017	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	12,959	4,621	238	1,417	487	408	(1,605)	18,525
Domestic Market	7,819	829	238	1,417	487	408	(2,491)	8,706
Foreign Market	5,140	3,792	-	-	-	-	886	9,818
CPV	(10,538)	(3,006)	(157)	(1,025)	(513)	(285)	1,927	(13,596)
Gross Profit	2,421	1,615	81	392	(26)	123	322	4,928
DVGA	(964)	(159)	(28)	(95)	(81)	(27)	(877)	(2,231)
Depreciation	659	491	16	295	122	17	(190)	1,409
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	538	538
Adjusted EBITDA	2,116	1,947	69	592	15	113	(207)	4,644

Results 2016	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	11,516	4,582	208	1,320	491	269	(1,236)	17,149
Domestic Market	6,980	542	208	1,320	491	269	(2,080)	7,730
Foreign Market	4,536	4,040	-	-	-	-	843	9,419
CPV	(9,393)	(3,099)	(142)	(914)	(467)	(196)	1,572	(12,640)
Gross Profit	2,123	1,483	66	406	23	73	336	4,509
DVGA	(915)	(185)	(25)	(83)	(75)	(25)	(907)	(2,215)
Depreciation	679	461	13	228	73	17	(193)	1,279
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	502	502
Adjusted EBITDA	1,887	1,759	54	550	22	65	(262)	4,075

Results 4Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,435	1,175	71	365	106	104	(263)	4,993
Domestic Market	2,147	175	71	365	106	104	(618)	2,349
Foreign Market	1,287	1,001	-	-	-	-	356	2,644
CPV	(2,670)	(909)	(45)	(259)	(106)	(71)	480	(3,580)
Gross Profit	765	266	26	106	(0)	33	217	1,413
DVGA	(204)	(37)	(8)	(27)	(22)	(7)	(356)	(660)
Depreciation	153	121	4	63	25	2	(49)	319
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	132	132
Adjusted EBITDA	713	351	22	142	3	28	(56)	1,203

For more information, visit our website: www.csn.com.br/ir

Results 3Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,399	1,204	60	364	142	103	(462)	4,810
Domestic Market	2,133	218	60	364	142	103	(638)	2,382
Foreign Market	1,265	986	-	-	-	-	176	2,427
CPV	(2,845)	(719)	(37)	(242)	(151)	(74)	471	(3,597)
Gross Profit	553	486	23	122	(9)	29	8	1,213
DVGA	(253)	(40)	(6)	(21)	(20)	(7)	(143)	(491)
Depreciation	165	122	4	63	30	5	(45)	344
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	465	568	21	164	1	27	(33)	1,213

Results 4Q16	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,962	1,317	62	324	128	67	(341)	4,519
Domestic Market	1,979	168	62	324	128	67	(570)	2,159
Foreign Market	982	1,149	-	-	-	-	228	2,359
CPV	(2,334)	(797)	(34)	(237)	(133)	(48)	413	(3,170)
Gross Profit	628	521	28	87	(5)	19	72	1,349
DVGA	(262)	(133)	(6)	(9)	(20)	(7)	(148)	(585)
Depreciation	179	124	3	58	28	4	(41)	356
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	129	129
Adjusted EBITDA	545	511	26	137	2	17	12	1,249

Results from CSN´s Steel Operation

According to the World Steel Association (WSA), global crude steel production totaled 1.691 billion tonnes in 2017, 5.3% more than in 2016.

•       In 4Q17, the Company´s plate production totaled 1,099 thousand tonnes, an increase of 17% over 4Q16. In 2017, the production of flat rolled products was 15% higher than in the previous year, totaling 3,679 thousand tonnes. According to the Brazilian Steel Institute (IABr), the domestic crude steel production increased by 9.9% in volume, reaching 34.4 million tonnes. Regarding flat steel products, domestic production totaled 22.4 million tonnes, an expansion of 7.2% compared to 2016, while apparent consumption grew by 5.3% to 19.2 million tonnes, with domestic sales of 16.9 million tonnes and imports of 2.3 million tonnes.

Steel Production	4Q16	3Q17	4Q17	2016	2017	Variation
(thousand tons)						4Q17	x	3Q17	4Q17	x	4Q16	2017 x 2016
Total Slabs (UPV + Third Parties)	1,058	1,069	1,099	3,262	4,276	3%			4%			31%
Crude Steel Production	942	1,065	1,099	3,016	4,216	3%			17%			40%
Third Parties Slabs	116	4	0	246	60	(100%)			(100%)			(76%)
Total Flat Rolled	952	903	959	3,201	3,679	6%			1%			15%
Total Long Rolled	54	50	45	233	204	(10%)			(17%)			(12%)

•         The total sales came to 1,253 thousand tonnes of steel products in 4Q17, or 3.6% lower than in 3Q17. According to INDA (the Brazilian Steel Distributors’ Association), in 4Q17, distribution purchases fell 3%, while sales fell 10% compared to 3Q17. In 2017, sales reached 4,922 thousand tonnes, 1% higher than those registered in 2016.

For more information, visit our website: www.csn.com.br/ir

•          In 4Q17,the volume of steel sales in the domestic markettotaled 770 thousand tonnes, down 4% from 3Q17. Of this total, 720 thousand tonnes refer to flat steel and 50 thousand tonnes to long steel. In 2017, 2,841 thousand tonnes of steel were sold in the domestic market, 2% higher than in 2016. Regarding total sales, 2,608 thousand tonnes are of flat steel and 233 thousand tonnes of long steel.

•          In the foreign market,4Q17 sales totaled 484 thousand tonnes, down 3% from the previous quarter. In this period, 82 thousand tonnes were exported directly and 401 thousand tonnes were sold abroad by the subsidiaries, 126 thousand of which were sold by LLC, 198 thousand tonnes by SWT and 77 thousand tonnes by Lusosider. In 2017, the sales volume in the foreign market totaled 2,080 thousand tonnes, remaining flat over 2016. Of these sales, 313 thousand tonnes were exported directly and 1,768 thousand tonnes were sold abroad by the subsidiaries, of which 596 thousand tonnes by LLC, 808 thousand tonnes by SWT, 364 thousand tonnes by Lusosider.

•         In 4Q17, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 57% of flat steel sales, in line with that observed in 3Q17, considering all markets in which the Company operates. The foreign market was one of the quarter´s highlights, with the share of coated products increasing from 88% of flat steel sales to 89% in 4Q17.

For more information, visit our website: www.csn.com.br/ir

According to ANFAVEA(the Auto Manufacturers’ Association), vehicle productiontotaled 2.7 million units in 2017, an increase of 25% over the same period of the previous year. On the same basis of comparison, new light car, commercial vehicle, truck and bus licensing in Brazil increased by 9.2% to 2.2 million units. The estimate is for an increase of 11.7% in car licensing in 2018 and production of 3.06 million units, 13.2% higher than in 2017.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 4% in 2017 over the same period in the previous year. By 2018, the association projects an increase of 1 to 2% in the sector's revenues.

According to IBGE (the Brazilian Institute of Geography and Statistics), home appliance production in 2017 recorded an increase of 10.5% over the same period last year.

•         Net Revenue reached R$ 3,435 million in 4Q17, 16% up on 4Q16. This was mainly due to the higher price of steel commercialized both in the domestic market and in the foreign market and the maintenance of sales volumes of coated products. In 2017, Net Revenue totaled R$ 12,959 million, 13% up on 2016, in view of price increases throughout the year, especially those announced in the last quarter. Average steel prices increased by 12% in 2017 versus the previous year and 4% in the 4Q17 x 3Q17 comparison.

•         The cost of goods sold in 4Q17 presented a reduction of 6% when compared to 3Q17, totaling R$ 2,670 million, resulting in a 38% increase in gross profit for the period, due to the decrease in general manufacturing costs. However, in 2017, COGS amounted to R$ 10,538 million, 12% up on 2016.

•         The slab production cost in 4Q17 reached R$ 1,295/t, 1% up on 3Q17. In 2017, the average slab production cost was R$ 1,339/t, 17% higher when compared to 2016 due to the increase in the main raw materials prices, especially coal, coke and iron ore.

 •         Adjusted EBITDA reached R$ 713 million in 4Q17, 53% higher than R$ 465 million obtained in 3Q17 due to the increase in steel prices and the decrease in COGS. Adjusted EBITDA margin in 4Q17 increased to 20.8%, 7.1 p.p. higher than in the previous quarter. In 2017, Adjusted EBITDA totaled R$ 2,116 million, 12% up on 2016. The EBITDA margin increased from 16.4% in 2016 to 16.3% in 2017, noting that the margin recovery movement occurred in 4Q17.

Results from CSN´s Mining

In 2017, seaborne iron ore market intensified the recovery started in mid-2016 with the maintenance of investments in infrastructure and civil construction in China. In addition, the closure of illegal plants with high emission of pollutants resulted in an increase in the utilization of steel capacity, which, together with the increased demand for steel, allowed for improved margins and higher iron ore prices. In this scenario, the price of ore rose 22% in 2017 compared to 2016, reaching an average of US $ 71.32 / dmt (Platts, Fe62%, N. China).

For more information, visit our website: www.csn.com.br/ir

In 4Q17, Chinese government's imposition of steel production curbs coupled with greater supply of seaborne ore negatively impacted prices. In this sense, the iron ore price index ended 4Q17 with an average of US$65.57/dmt (Platts, Fe62%, N. China), a drop of 7.5% over the previous quarter.

As for sea freight, the BCI-C3 (Tubarão-Qingdao) route averaged US$15.06/t in 2017, a 68% increase over the previous year. The strong rise is mainly due to a period of historical lows in hire fees and use of fleet in 2016, when the route closed the year with an average of US$8.98/t. In 4Q17, ocean freight rates were positively impacted by seasonally higher transoceanic volumes and higher oil prices, especially after production cuts announced by OPEC in November. In this context, the BCI-C3 (Tubarão-Qingdao) route closed the 4Q17 with an average of US$18.66/t, 23% increase over the third quarter.

•         In 4Q17, CSN´s production of iron ore totaled 6.4 million tonnes, 18% less than in 3Q17. In 2017, iron ore production totaled 29.9 million tonnes, down 7% from the 32.2 million tonnes recorded in 2016. Iron ore purchases reached 1,828 thousand tonnes in 4Q17, up 29% over 3Q17. In the annual comparison, there was a 4% increase in the amount purchased, totaling 3,551 thousand tonnes in 2017.

•         Sales of 9.6 million tonnes of iron ore in 4Q17, up 20% on 3Q17, of which 1.2 million tonnes were sold to CSN´s Presidente Vargas Plant. In 2017, iron ore sales to third parties totaled 27.4 million tonnes, 17% lower than sales in 2016. CSN Mining sold 5.2 million tonnes to Presidente Vargas Steelworks - UPV (+26%), following the strong increase in steel production in the year.

Mining Production and Sales Volume	4Q16	3Q17	4Q17	2016	2017	Variation
(thousand tons)	4Q17	x	3Q17	2017	x	2016
Iron ore Production	7,758	7,738	6,378	32,174	29,921	(18%)	(7%)
Third Party Ore Purchases	609	1,419	1,828	3,399	3,551	29%	4%
Total Production + Purchases	8,367	9,157	8,206	35,573	33,472	(10%)	(6%)
UPV Sale	1,264	1,321	1,236	4,120	5,211	(6%)	26%
Third Parties Sales Volume	7,927	6,632	8,325	32,863	27,365	26%	(17%)
Total Sales	9,191	7,953	9,561	36,983	32,576	20%	(12%)

Production and sales volumes include 100% stake in CSN Mining.

•         In 4Q17, Net Revenue from mining operations reached R$ 1,175 million, 2% less than in the previous quarter, due to lower prices. CIF + FOB unit revenue in 4Q17 was US$ 49.9/t, down 10% from the previous quarter. In 2017, net revenue from mining operations added up to R$ 4,621 million, 1% higher than in 2016, due to the lower volume sold and offset by better prices. In 2017, CIF + FOB unit revenue stood at US$ 53.8/t, while the iron ore price index (Platts, 62% Fe, N.China) moved up by an average of 22% in the same comparison.

•         COGS from mining operations totaled R$ 909 million in 4Q17, an increase of 26% over 3Q17, due to the higher volume traded in the period (+20%) and the highest proportion of volume purchased from third parties. In 2017, the cost of mining products reached R$ 3,006 million, 3% lower than in 2016, in view of the lower volume sold (-12%).

•          Adjusted EBITDA reached R$ 351 million in 4Q17, down 38% from 3Q17. The adjusted EBITDA margin reached 30% in 4Q17, or 17p.p. below 3Q17, mainly due to lower prices and higher freight. In 2017, the Adjusted EBITDA totaled R$ 1,947 million, 11% higher than in 2016. Adjusted EBITDA margin was 42%, or 4p.p. higher than in 2016.

For more information, visit our website: www.csn.com.br/ir

As of 4Q16, the company started to report the price realized considering the sum of the CIF and FOB values, as shown above.

Results from CSN´s Logistics

Railway Logistics: In 4Q17, Net Revenue reached R$ 365 million, generating adjusted EBITDA of R$ 142 million and adjusted EBITDA margin of 39.1%. In 2017, Net Revenue totaled R$ 1,417 million, generating adjusted EBITDA of R$ 592 million accompanied by adjusted EBITDA margin of 42%.

Port Logistics: in 4Q17, Sepetiba Tecon shipped 253 thousand tonnes of steel products, in addition to 3 thousand tonnes of general cargo and approximately 69 thousand containers. In 4Q17, Net Revenue reached R$ 71 million, generating adjusted EBITDA of R$ 22 million and adjusted EBITDA margin of 31%. In 2017, Sepetiba Tecon handled 990 thousand tonnes of steel products (+23% against 2016), 9 thousand tonnes of general cargo and 188 thousand containers. In the year, Net Revenue totaled R$ 238 million, generating adjusted EBITDA of R$ 69 million and adjusted EBITDA margin of 31%.

Sepetiba TECON Highlights	3Q17	4Q17	2016	2017	Variation
					4Q17	x	3Q17	2017	x	2,016
Container volume (thousand units)	51	69	140	188	35%			34%
Volume of Steelmakers (thousand tonne)	250	253	804	990	1%			23%
Volume of General Cargo (thousand tonne)	0	3	24	9	-			(63%)

Results from CSN´s Cement

The Brazilian cement production fell by 4.4% in the last 12 months when compared to the same period of the previous year, following the civil construction segment´s performance, according to IBGE´s Monthly Survey of Industry (PIM-PF).

According to preliminary figures from SNIC (the Cement Industry Association),  local cement sales accumulated 53.8 million tonnes during the year of 2017, a decrease of 6.4% in relation to the same period of the previous year. In 2018, SNIC expects cement sales to growth between 1% and 2% over 2017.

In 4Q17, cement sales totaled 661 thousand tonnes, 34% less than in 3Q17, generating Net Revenue of R$ 106 million.  Adjusted EBITDA reached R$ 3 million, with adjusted EBITDA margin of 3%. In 2017, 3,311 thousand tonnes of cement were sold, 18% more than reported in 2016. In 2017, net revenue amounted to R$487 million, while adjusted EBITDA reached R$15 million with adjusted EBITDA margin of 3%.

Cement Highlights	4Q16	3Q17	4Q17	2016	2017	Variation
(thousand tons)						4Q17	x	3Q17	2017	x	2016
Total Production	801	982	726	2,846	3,366	(26%)			18%
Total Sales	799	998	661	2,814	3,311	(34%)			18%

Results from CSN´s Energy

According to the Energy Research Company (EPE), the electricity consumption in Brazil totaled 462GWh through December 2017, an increase of 0.8% over the same period of the previous year. The industrial and commercial segments showed an increase in energy consumption of 0.3% and 1.1%, respectively, in 2017. The residential segment increased energy consumption by 0.8% due to the more favorable economic scenario.

In 4Q17, Net Revenue from energy operations totaled R$ 104 million, adjusted EBITDA came to R$ 28 million with adjusted EBITDA margin of 27%. In 2017, a Net Revenue reached R$ 408 million, adjusted EBITDA was R$ 113 million and adjusted EBITDA margin was 28%.

For more information, visit our website: www.csn.com.br/ir

Capital Market

In 2017, CSN shares recorded a 22.8% devaluation, while Ibovespa appreciated by 26.9%. The daily traded volume (CSNA3) on B3, in turn, was R$ 65.9 million. On the New York Stock Exchange (NYSE), CSN´s American Depositary Receipts (ADRs) registered a 22.1% devaluation, while Dow Jones increased by 25.3%. On NYSE, the daily traded volume of CSN´s ADRs was $ 7.2 million.

4Q17		2017
Number of shares in thousands	1,387,524	1,387,524
Market value
Closing Price (R $ / share)	8,38	8,38
Closing Price (US $ / ADR)	2,52	2,52
Market Value (R $ million)	11,627	11,627
Market Value (US $ million)	3,497	3,497
Total return including dividends and JCP
CSNA3	(12.8%)	(22.8%)
SID	(11.0%)	(22.1%)
Ibovespa	2.8%	26.9%
Dow Jones	10.9%	25.3%
Volume
Daily average (thousand shares)	10,227	7,571
Daily average (R$1000)	87,317	65,931
Daily average (thousand ADRs)	3,023	2,585
Average daily (US$ thousand)	8,000	7,213
Source: Bloomberg

Webcast - 4Q17 and 2017 Earnings Presentation	Investor Relations Team
Conference Call in Portuguese with Simultaneous Translation into English March 27, 2018 - Tuesday

 Executive Officer – Marcelo Cunha Ribeiro

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 José Henrique Triques (jose.triques@csn.com.br)

 Carla Fernandes (carla.fernandes@csn.com.br)

 Bruno Souza (bruno.souza@csn.com.br)

10:00 a.m. (US EDT)
11:00 a.m. (Brasília time)
Phone: +1 (516) 300-1066
Code: CSN
Replay phone: +55 (11) 3127-4999
Replay code: 88918248
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements under ´Outlook'. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For more information, visit our website: www.csn.com.br/ir

Sales Volume (thousand tonnes)

4Q16	3Q17	4Q17	2016	2017	Variation
4Q17	x	3Q17	2017	x	2016
Flat Steel	689	730	720	2,607	2,608	(10)	1
Plate	-	1	1	0	2	-	2
Hot Rolled	243	267	275	921	973	8	52
Cold Rolled	137	155	129	491	520	(26)	29
Galvanized	207	234	236	826	818	2	(8)
Tin Plates	102	73	78	370	295	5	(75)
Long Steel UPV	47	72	50	176	233	(22)	57
DOMESTIC MARKET	736	802	770	2,784	2,841	(32)	57

4Q16	3Q17	4Q17	2016	2017	4Q17	x	3Q17	2017	x	2016
Flat Steel	270	321	285	1,298	1,272	(36)	(26)
Hot Rolled	9	16	24	114	74	8	(40)
Cold Rolled	18	22	8	89	77	(14)	(12)
Galvanized	202	233	202	937	925	(31)	(12)
Tin Plates	41	51	52	158	197	1	39
Long Steel (profiles)	181	177	198	775	808	21	33
FOREIGN MARKET	451	499	484	2,073	2,081	(15)	8

4Q16	3Q17	4Q17	2016	2017	4Q17	x	3Q17	2017	x	2016
Flat Steel	959	1,051	1,005	3,906	3,880	(46)	(26)
Plate	-	1	1	0	2	-	2
Hot Rolled	252	283	298	1,035	1,047	15	12
Cold Rolled	155	177	137	580	597	(40)	17
Galvanized	408	466	438	1,763	1,742	(28)	(21)
Tin Plates	144	124	130	528	493	6	(35)
Long Steel UPV	47	72	50	176	233	(22)	57
Long Steel (profiles)	181	177	198	775	808	21	33
TOTAL MARKET	1,187	1,300	1,253	4,857	4,922	(47)	65

For more information, visit our website: www.csn.com.br/ir

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	4Q16	3Q17	4Q17	2016	2017
Net Revenues	4,518,596	4,809,671	4,992,725	17,148,949	18,524,601
Domestic Market	2,159,265	2,382,265	2,371,785	7,729,914	8,706,466
Foreign Market	2,359,331	2,427,406	2,620,940	9,419,035	9,818,135
Cost of Goods Sold (COGS)	(3,169,630)	(3,596,936)	(3,579,838)	(12,640,042)	(13,596,141)
COGS, excluding depreciation	(2,833,972)	(3,260,372)	(3,269,087)	(11,398,617)	(12,219,279)
Depreciation allocated to COGS	(335,658)	(336,564)	(310,751)	(1,241,425)	(1,376,862)
Gross Profit	1,348,966	1,212,735	1,412,887	4,508,907	4,928,460
Gross Margin (%)	30%	25%	28%	26%	27%
Selling expenses	(446,470)	(412,345)	(549,273)	(1,687,733)	(1,806,256)
General and administrative expenses	(118,400)	(70,646)	(102,944)	(490,004)	(392,789)
Depreciation allocated to SG&A	(20,173)	(7,727)	(8,069)	(37,391)	(31,903)
Other operation income (expense), net	(114,226)	(97,824)	473,380	(413,221)	177,342
Share of profits (losses) of investees	(23,555)	38,002	10,611	64,918	109,111
Operational Income before Financial Results	626,142	662,195	1,236,592	1,945,476	2,983,965
Net Financial Results	(677,171)	(277,797)	(859,987)	(2,522,427)	(2,463,627)
Income before social contribution and income taxes	(51,029)	384,398	376,605	(576,951)	520,338
Income Tax and Social Contribution	(1,929)	(128,214)	781	(266,546)	(409,109)
Continued operations, net	(52,958)	256,184	377,386	(843,497)	111,229
Discontinued Operations, Net	(2,775)			(9,561)
Profit/(Loss) for the period	(55,733)	256,184	377,386	(853,058)	111,229

For more information, visit our website: www.csn.com.br/ir

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated
	12/31/2017	12/31/2016
Current assets	11,881,496	12,444,918
Cash and cash equivalents	4,147,284	5,631,553
Trade receivables	2,276,215	1,997,216
Inventories	4,464,419	3,964,136
Other current assets	993,578	852,013
Non-current assets	33,328,474	31,708,705
Long-term receivables	2,591,594	1,745,971
Investments measured at amortized cost	5,499,995	4,568,451
Property, plant and equipment	17,964,839	18,135,879
Intangible assets	7,272,046	7,258,404
Total assets	45,209,970	44,153,623
Current liabilities	10,670,050	5,496,683
Payroll and related taxes	252,418	253,837
Suppliers	2,460,774	1,763,206
Taxes payable	264,097	231,861
Borrowings and financing	6,526,902	2,117,448
Other payables	1,059,901	1,021,724
Provision for tax, social security, labor and civil risks	105,958	108,607
Non-current liabilities	26,251,691	31,272,419
Borrowings and financing	22,983,942	28,323,570
Deferred Income Tax and Social Contribution	1,173,559	1,046,897
Other payables	129,323	131,137
Provision for tax, social security, labor and civil risks	719,133	704,485
Other provisions	1,245,734	1,066,330
Shareholders’ equity	8,288,229	7,384,521
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,291,689)	(1,301,961)
Statutory reserve	3,779,032	2,956,459
Non-controlling interests	1,260,856	1,189,993
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,209,970	44,153,623

For more information, visit our website: www.csn.com.br/ir

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	3Q17	4Q17
Net cash generated by operating activities	585,411	477,680
(Net Losses) / Net income attributable to controlling shareholders	226,466	357,570
Loss for the period attributable to non-controlling interests	29,718	19,816
Charges on borrowings and financing	561,341	443,511
Depreciation, depletion and amortization	355,400	330,259
Share of profits (losses) of investees	(38,002)	(10,611)
Deferred income tax and social contribution	37,309	(82,043)
Foreign exchange and monetary variations, net	(404,039)	490,044
Result from derivative financial instruments	(10,262)
Write off fixed assets and intangible	(14,575)	6,527
Accrued actuarial liability		(36,953)
Environmental liabilities and Deactvation Provisions	(9,136)	34,643
Monetary correction from Eletrobrás compulsory loan		(755,151)
Fiscal, Social Security, Labor, Civil and Environmental Provisions	(27,009)	120,663
Working Capital	502,326	76,253
Accounts Receivable	163,272	(81,296)
Trade Receivables – Related Parties	(7,165)	3,308
Inventory	184,935	(178,848)
Interest receive - Related Parties	(6,748)	77,781
Judicial Deposits	(9,323)	26,087
Suppliers	183,578	186,520
Taxes and Contributions	41,197	2,299
Others	(47,420)	40,402
Others Payments and Receipts	(624,126)	(516,848)
Interest Expenses	(624,126)	(516,848)
Cash Flow from Investment Activities	(297,953)	(363,382)
Fixed Assets/Intangible	(288,498)	(343,905)
Derivative transactions	10,717	79
Related parties loans		(33,884)
Loans / Receive loans - related parties		(7,297)
Short-term investment, net of redeemed amount	(20,172)	21,625
Cash Flow from Financing Companies	(500,336)	(94,279)
Borrowings and financing raised, net of transaction costs	171,000	363,506
Borrowing amortizations - principal	(671,336)	(457,547)
Borrowing costs		(238)
Foreign Exchange Variation on Cash and Cash Equivalents	2,971	10,121
Free Cash Flow	(209,907)	30,140

For more information, visit our website: www.csn.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.